EXHIBIT 23.5

CONSENT OF INDEPENDENT VALUATION FIRM

We hereby consent to the references to our name and the reports we have delivered to Safety, Income & Growth Inc. (the “Company”) and the description of our role in the valuation process related to the ground leases owned by the Company, as such references appear in the Current Reports on Form 8-K of the Company, dated February 15, 2018 and April 26, 2018, respectively, in the sections “Process for Determining the Value Bank - Independent Valuations of Combined Property Values” and “Process for Determining the Value Bank - Summary of Methodology,” which Forms 8-K are being incorporated by reference in this Registration Statement on Form S-3 of Safety, Income & Growth Inc.

In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ CBRE, Inc.

June 29, 2018